Registration No. 333-185337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK	13-4941247
(Jurisdiction of Incorporation or	(I.R.S. Employer
organization if not a U.S. national bank)	Identification no.)

60 WALL STREET
NEW YORK, NEW YORK
(Address of principal	10005
executive offices)	(Zip Code)

Deutsche Bank Trust Company Americas

Attention: Lynne Malina

Legal Department

60 Wall Street, 37th Floor

New York, New York 10005

(212) 250 – 0677

(Name, address and telephone number of agent for service)

CNH EQUIPMENT TRUST 2013-D

(Exact name of obligor as specified in its charter)

Delaware	46-7102579
(State or other jurisdiction	(IRS Employer Identification No.)
of incorporation or organization)

c/o Wilmington Trust Company	19890
1100 North Market Street	(Zip Code)
Wilmington, Delaware
(Address of principal executive offices)

Asset-Backed Notes

(Title of the indenture securities)

Item   1.                                                   General Information.

Furnish the following information as to the trustee.

(a)                                       Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item   2.                                                   Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

Not Applicable

Item 3. -15.                                 Not Applicable

Item  16.                                               List of Exhibits.

Exhibit 1 -

Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002 — Incorporated herein by reference to Exhibit 1 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 2 -	Certificate of Authority to commence business - Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 3 -	Authorization of the Trustee to exercise corporate trust powers - Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 4 -	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002 - Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 5 -	Not applicable.

Exhibit 6 -	Consent of Bankers Trust Company required by Section 321(b) of the Act. - Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement, Registration No. 333-157637-01.

Exhibit 7 -	The latest report of condition of Deutsche Bank Trust Company Americas dated as of June 30, 2013. Copy attached.

Exhibit 8 -	Not Applicable.

Exhibit 9 -	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 8th day of November, 2013.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Louis Bodi
	Name:	Louis Bodi
	Title:	Vice President

Exhibit 7 DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Tide of Bank NEW YORK City (NY) (10005) FFIEC 031 Page 16of 74 RCI1 State FDIC Certificate Number: 00623 ZipCode Consolidated Report of Condition for Insured Banks and Savings Associations for June 30,2013 All schedules are to be reported in thousands of dollars. Unless otherwise indicated,. report the amount outstanding as of the last business day of the quarter. Schedule RC- Balance Sheet Assets Dollar Amounts in Thousands RCFD Trll Bll Mll Thou depositary a. Noninterest-bearing balances and currency and coin (1) (0081) (140),(000) ... 1. Cash and balances due from institutions (from Scheckde RC-A): .. b. Interest-bearing balances (2) 60071,.1 3.607,000 l.b 2.Secu rities: a. Held-to-maturity Securite (from Schedule RC-Bcolumn A) (1754) (0) 2ab. Available-for-sale securities (from Schedule RC-B, column D) 1773 28.000 3.Federal funds sold and Securities purchased under agreements to resell: RCON a. Federal funds sold in domestic offices 8987 155,000 .... 3.a RCFD.,.. b.Secuities purchased under ag reements to resell (3) 4, Loans and lease financing receiva bles (from Schedule RC-C}: a. loans and leases held for sale of unearned ncome 18528 21,058,000 b. loans and leases, net c. LESS: Allowance for loan and lease losses pm I 71 ,000 15,490,000 0 l.b (4.b) 4.c d. loans and leases, net of unearned ncome and allowance (item 4,b minus 4.c) (8529) (20.987.000) 5.Trading assets (from Schedule RC-D) (3545) (308),(000) 6. Premises and fixed assets (including capitalized leases) (U4S71),(000) 7, O:her real estate ov-•.ned (from Schedule RC-M) (2150) 3.000 ,.,. 4.d 5 6 8. Investments ilooconsofidated subsidiaries and associated companies (2130) 9. Direct and indirect investments in real estate ventures .. 10. Intangible assets: (a. Goodwill) ,. 3163 b. Other intangible assets (from Schedule RC-M) 11. Other assets (from Schedule RC-f) (2160) 0 0 0 47,000 4,944,000 8 9 10.a IO.b II (12. Total assets (sum of items through 11 (2170) (55.780.000) 12 (1) Includes cash items in process of collection and un posted debits. (2) Includes time certificates of deposit not held for trading, (3) Includes all securities resale agreements Wl domestic and foreign offices, regardless of moturity.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 FFIEC 031 Page 16a of 74 RC-la Schedule RC—Continued Dollar Amounts in Thousands Trill Bill Mill Thou Liabilities 13. Deposits: a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I RCON 2200 30,264,000 (1) Noninterest-bearing (1) 6631 22,554,000 13.a (2) Interest-bearing 6636 7,710,000 13.a.1 13.a.2 b. In foreign offices, Edge and Agreement subsidiaries, and IBFs RCFN (from Schedule RC-E, part II) 2200 9,993,000 13.b  (1) noninterest-bearing 6631 7,061,000 13.b.1 (2) interest-bearing 6636 2,932,000 13.b.2 14. Federal funds purchased and securities sold under agreements to repurchase: RCON a. federal funds purchased in domestic offices (2) B993 4,565,00 14.a RCFD b. securities sold under agreements to repurchase (3) B995 0 14.b 15. Trading liabilities (from Schedule RC-D) 3548 28,000 15 16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M) 3190 128,000 16 17. and 18. Not applicable 19. Subordinated notes and debentures (4) 3200 0 19 20. Other liabilities (from Schedule RC-G) 2930 1,736,000 20 21. Total liabilities (sum of items 13through 20) 2948 21 22. Not applicable (1) Includes noninterest-bearing demand, time, and saving deposits. (2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “Other borrowed money.” (3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity. (4) Includes limited-life preferred stock and related surplus.

DEUTSCHE BANK TRUST COMPANY AMERICAS Legal Title of Bank FDIC Certificate Number: 00623 FFIEC 031 Page 16a of 74 RC-la Equity Capital Bank Equity Capital RCFD Trill Bil Mil Thou 23. Perpetual preferred stock and related surplus 3838 0 23 24. Common stock 3230 2,127,000 24 25. Surplus (excludes all surplus related to preferred stock) 3839 594,000 25 26. a. Retained earnings 3632 6,111,000 26.a b. Accumulated other comprehensive income(5) B530 24,000 27.b c. Other equity capital components (6) A130 0 26.C 27. a. Total bank equity capital (sum of items 23 through 26.c) 3210 8,856,000 27.a b. Noncontrolling (minority) interests in consolidated subsidiaries 3000 212,000 27.b 28. Total equity capital (sum of items 27.a and 27.b) G105 9,068,000 28 29. Total liabilities and equity capital (sum of items 21 and 28) 3300 55,780,000 29 Memoranda To be reported with the March Report of Condition. 1. Indicate in the box at the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2012 RCFD Number 6724 N/A M.1 1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank 2 = Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately) 3 = Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm. 4 = Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority) 5 = Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority) 6 = Review of the bank’s financial statements by external auditors 7 = Compilation of the bank’s financial statements by external auditors 7 = Compilation of the bank’s financial statements by external auditors 8 = Other audit procedures (excluding tax preparation work) 9 = No external audit work To be reported with the March Report of Condition. 2. Bank’s fiscal year-end date RCON MM / DD 8678 N/A M.2 (5) Includes, but is not limited to, net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and accumulated defined benefit pension and other post retirement plan adjustments. (6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.